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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                        (Amendment No. 2)

                       DATARAM CORPORATION
                         (Name of Issuer)

                   Common Stock, $1.00 Par Value
                   (Title of Class of Securities)

                          238-108-20-3
                         (CUSIP Number)

                       Robert V. Tarantino
                            Route 571
                          P.O. Box 7528
                    Princeton, NJ  08543-7528
                          (609) 799-0071
(Name, Address and Telephone Number of Person Authorized to

             Receive Notices & Communications)

                           November 22, 1999
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

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                           SCHEDULE 13D

CUSIP No.   238-108-20-3

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Robert V. Tarantino

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]


                                                       (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*                                      PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION           United States

__________________
                  |    7.   SOLE VOTING POWER            696,280
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER           11,400
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER       696,280
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER       11,400


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                  707,680


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    13.1%


14.  TYPE OF REPORTING PERSON*                             IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1.   SECURITY AND ISSUER.

          This Statement on Schedule 13D is filed with respect to Dataram Corporation (the "Issuer"), which has its principal exec-utive offices at Route 571, P.O. Box 7528, Princeton, NJ 08543-7528, telephone number (609) 799-0071. This Statement relates to the Issuer's common stock, $1.00 par value (the "Common Stock").


Item 2.   IDENTITY AND BACKGROUND.

          This Statement is filed by Robert V. Tarantino, the
President and Chief Executive Officer of the Issuer, who has his principal business address at the address of the Issuer.

          Mr. Tarantino has not during the last five (5) years been convicted in a criminal proceeding of any offense (excluding traffic violations or similar misdemeanors), nor was he during the last five (5) years a party to a civil proceeding of a judi-cial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Tarantino is a citizen of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          This Item is amended to add:

          The additional information set forth below reflects a 2 for 1 stock split which occurred in December of 1998 and does not reflect a 3 for 2 stock split which has not, as of this date, been distributed.

          On November 11, 1999, Mr. Tarantino exercised on a net basis a 140,000 share incentive stock option and received in settlement 114,424 shares of common stock. The exercise price of this option was $3.56 a share. The fair market value of the common stock at the time of the net exercise was $19.50 a share.

          Between November 12 and November 22, Mr. Tarantino sold
75,000 shares of common stock in open market transactions on the American Stock Exchange. As a result of these transactions, Mr.
Tarantino received approximately $1,375,000.



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Item 4.   PURPOSE OF TRANSACTION.

          This Item is amended to add:

Mr. Tarantino reserves the right to sell securities of the Issuer and to purchase additional securities of the Issuer.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          This Item is amended to add:

          At November 30, 1999, (1) Mr. Tarantino owns directly 353,824 shares of Common Stock; (2) he owns approximately 202,456 shares through his account with the Company's 401(k) Plan; (3) his wife owns 11,400 shares; and (4) he holds options to purchase 260,000 shares of Common Stock of which options to purchase 140,000 shares are presently exercisable and considered, pursuant to Rule 13d-3, to be beneficially owned. In addition, 40,000 shares will become exercisable on November 18, 2000, and the 40,000 shares will become exercisable on November 18, 2001, and the remaining 40,000 options will become exercisable on November 18, 2002. Of these options, 60,000 are exercisable at $3.56 a share and 200,000 are exercisable at $4.22 a share. Mr. Tarantino may be regarded as sole beneficial owner of all of the above shares, except the shares owned by his wife, as to which his beneficial ownership is shared.

                      Beneficial Ownership
                      ____________________

                       Sole   %       Shared   %    Total    %
                     ______  __       ______  __   _______  __

   Robert Tarantino 696,280  12.8     11,400   *   707,680  13.1

On November 23, 1999 there were outstanding 5,281,236 shares of common stock of the Issuer.



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          Mr. Tarantino has had no transactions in the Common
Stock in the last sixty (60) days, except for net exercise described in Item 3 and the following transactions were affected on the American Stock Exchange:

          Date      No. of Shares       Price
          ____      _____________       _____

         11/12       3,500              19.375
         11/16       9,000              18.375
         11/16       1,000              18.438
         11/17       5,900              18.50
         11/18       5,000              18.375
         11/19       5,000              18.313
         11/19      10,600              18.25
         11/22      35,000              18.359
                    ______

          Total     75,000


Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          None.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: November 30, 1999            ROBERT V. TARANTINO
                                   ______________________
                                    Robert V. Tarantino


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)